SUBJECT COMPANY:
Engineered Support Systems, Inc.
Commission File No. 000-13880

DRS Technologies Reports Record Second Quarter Results; Record New Orders for Products and Services Increase Backlog to a New High

    PARSIPPANY, N.J.--(BUSINESS WIRE)--Nov. 4, 2005--DRS Technologies, Inc. (NYSE: DRS) today reported record financial results for the second quarter and first six months of fiscal 2006 ended September 30, 2005. Results for the quarter included higher revenues, operating income, earnings and diluted earnings per share than last year's second quarter. A quarterly record in new orders for products and services increased funded backlog at the end of the period to a new high.
    "DRS's second quarter results were excellent," said Mark S. Newman, chairman, president and chief executive officer of DRS Technologies. "Higher sales and profitability were achieved for the three- and six-month periods, and bookings set a new quarterly record. At September 30th, funded backlog was at $1.73 billion, the highest level ever achieved by the company, and our outlook for the second half of fiscal 2006 is very positive."

    Fiscal 2006 Second Quarter Results

    Fiscal 2006 second quarter revenues were $361.9 million, 14 percent higher than revenues of $318.1 million for last year's second quarter. Organic revenue growth accounted for approximately 5.6 percent of the increase, with the balance of revenue growth attributable to acquisitions completed during fiscal 2005 and the first quarter of fiscal 2006.
    Operating income of $38.6 million was 14 percent above the $33.8 million reported for the second quarter of fiscal 2005. Record operating income for the second quarter of fiscal 2006 was attributable to higher sales volume and the strong performance of the company's operating segments. Operating income as a percentage of sales was 10.7 percent, slightly above 10.6 percent reported for the same quarter in the prior fiscal year.
    Net earnings before interest, taxes, depreciation and amortization (EBITDA) were $48.3 million for the fiscal 2006 three-month period, 10 percent higher than EBITDA from continuing operations of $43.9 million reported for the second quarter a year earlier. Fiscal 2006 second quarter EBITDA as a percentage of sales was 13.3 percent.
    Net earnings for the second quarter of fiscal 2006 were $19.0 million, or $0.66 per diluted share, on weighted average diluted shares outstanding of 28.7 million(1). For the second quarter last year, earnings from continuing operations were $14.0 million, or $0.50 per diluted share, on 27.8 million weighted average diluted shares outstanding.
    Free cash flow (net cash provided by operating activities of continuing operations less capital expenditures) was $39.6 million for the second quarter, compared with $21.7 million for the same quarter of fiscal 2005. Net cash provided by operating activities was $49.5 million, and capital asset expenditures were $9.9 million in the second quarter of fiscal 2006.
    "In addition to reporting strong financial results, important milestones during the second quarter included our announcement of a definitive agreement to acquire Engineered Support Systems, Inc. (Nasdaq: EASI) for $43.00 per share in cash and stock, and our successful competition for the Tactical Range Thermal Imagers program," said Mr. Newman.
    "The acquisition of Engineered Support Systems will create a strong, diverse company, adding a significant business base in technical and logistics support services, integrated military electronics and support equipment with broad access to a variety of government funding accounts, including procurement and operations and maintenance (O&M)." The company said the acquisition is expected to close by March 31, 2006, the company's fiscal year-end.
    "During the quarter, DRS booked $46 million in initial funding on the Tactical Range Thermal Imagers program, an indefinite delivery/indefinite quantity (IDIQ) contract valued at $660 million over five years," he continued. "Our successful bid for this program affirms our position as an industry leader in uncooled, high-performance thermal imaging solutions. The Tactical Range Thermal Imagers contract builds on our success with the Thermal Weapon Sights II program, establishing a significant hand-held infrared sensor product line and extending our soldier systems customer base to include the Marine Corps.
    "This new contract, in addition to several other key awards received during the quarter, resulted in the achievement of record bookings, boosting funded backlog to over $1.7 billion for the first time."

    New Contract Awards and Backlog

    DRS secured a quarterly record of $598.0 million in new orders for products and services during the fiscal 2006 second quarter, 78 percent above bookings for the comparable prior-year period. Funded backlog at September 30, 2005 climbed to a record $1.73 billion, 37 percent above funded backlog of $1.27 billion at the same time last year and 32 percent higher than funded backlog recorded at March 31, 2005, the company's fiscal 2005 year-end.
    The company's C4I segment booked $215.8 million in new contracts during the second quarter of fiscal 2006, including:

    -- $60 million to provide electronic manufacturing services, primarily associated with the U.S. Army's Bradley vehicles, international F/A-18 aircraft and the U.S. Navy's AN/UYQ-70 Advanced Display Systems for installation on ships, submarines and aircraft;

    -- $48 million for battlefield digitization systems, the largest orders associated with a multi-year, indefinite delivery/indefinite quantity (IDIQ) U.S. Army contract to produce rugged Applique Computer Systems for the Force XXI Battle Command, Brigade and Below (FBCB2) program;

    -- $44 million to provide data collection and processing equipment, including receivers, tuners, signal processing systems and recorders supporting U.S. intelligence operations;

    -- $34 million to provide Naval nuclear control products, other ship controls, power generation, distribution and propulsion systems supporting U.S. Navy ships, carriers and submarines; and

    -- $14 million for data link, ship telephone products and other secure and non-secure communications systems.

    New contracts for DRS's Surveillance & Reconnaissance segment were $382.2 million for the second quarter and included:

    -- $126 million for ground-based thermal imaging systems, the largest orders associated with the U.S. Army's Improved Bradley Acquisition Subsystems (IBAS), Javelin missile systems and Horizontal Technology Integration (HTI) program, which incorporate Second Generation Forward Looking Infrared (FLIR) technology;

    -- $87 million for weapons and sensor products utilizing uncooled infrared technology, the largest awards related to the new, competitively-awarded multi-year Tactical Range Thermal
        Imagers program for the U.S. Marine Corps and the U.S. Army's Thermal Weapon Sights II program;

    -- $40 million for weapons, cable and test manufacturing, air combat training, range support and control electronics, the largest contract for the U.S. Navy's MK 41 Vertical Launch System;

    -- $31 million for advanced electro-optical technology programs, the largest awards related to infrared assemblies supporting HTI ground thermal sighting systems. Other bookings included orders for remote sensing supporting advanced military and space surveillance applications;

    -- $22 million to produce airborne thermal imaging systems and FLIR sensors, including support of the Mast Mounted Sight on the U.S. Army's OH-58D Kiowa Warrior helicopters and infrared countermeasures for aircraft;

    -- $18 million for electronic warfare, ship network systems and avionics, the most significant contract related to unmanned threat emitters used in electronic warfare training; and

    -- $10 million for embedded test and diagnostic systems, the largest award for Direct Support Electrical System Test Sets (DSESTS) used on the Abrams Main Battle Tanks and the Bradley Fighting Vehicles.

    Balance Sheet Highlights

    At September 30, 2005, DRS had $257.3 million in cash and cash equivalents. The company prepaid $10.0 million of its term loan debt during the second quarter and $20.0 million during the first half of fiscal 2006.
    Total debt at September 30, 2005 was $708.4 million, compared with $730.3 million at March 31, 2005, the company's fiscal 2005 year-end, and net debt (total debt less cash) was $451.1 million at the end of the second quarter, compared with $423.4 million at fiscal 2005 year-end. Stockholders' equity increased to $716.5 million at the end of the second quarter of fiscal 2006 from $671.4 million at March 31, 2005.

    Second Quarter Segment Results

    DRS's C4I Group achieved second quarter record results, reporting higher revenues, operating income, bookings and funded backlog for the three-month period ended September 30, 2005, compared with the same prior-year period. Revenues of $194.4 million for the second quarter of fiscal 2006 were up 16 percent from $168.1 million in sales for the second quarter a year ago. The increase in revenues for the group was primarily attributable to higher shipments of tactical computer systems, partially offset by lower sales in Naval power systems. Operating income of $19.7 million was a 12 percent increase over operating income of $17.5 million for last year's second quarter. The Group reported a 10.1 percent operating margin. Bookings of $215.8 million during the three-month period were 21 percent higher than the comparable period a year earlier and contributed to a record funded backlog of $692.1 million at September 30, 2005, compared with $623.6 million at the same time last year.
    Results for DRS's Surveillance & Reconnaissance Group set a new quarterly record in revenues, operating income, operating margin, bookings and backlog, with funded backlog for the group exceeding $1.0 billion for the first time. Revenues of $167.5 million were up 12 percent from $150.0 million for same quarter in the previous year. Higher operating income of $21.1 million was a 29 percent increase over the $16.3 million in operating income reported for the same quarter a year earlier and reflected a strong 12.6 percent operating margin, compared with 10.9 percent for last year's second quarter. The increases in sales and profitability were due primarily to the addition of operating results from an acquisition completed in the third quarter last year. Exceptionally strong new orders of $382.2 million in the second quarter were 143 percent above the comparable period a year ago and contributed to a quarterly record in funded backlog of $1.04 billion at September 30, 2005, 62 percent higher than backlog at the same time a year earlier.

    Fiscal 2006 Six-Month Results

    For the first six months of fiscal 2006, DRS posted record revenues of $700.4 million, 15 percent above revenues of $609.2 million for the same period last year. Higher revenues for the first half were primarily attributable to the addition of sales from acquisitions completed last year and in the first quarter of fiscal 2006, as well as to organic growth, especially in the company's tactical systems product line. Organic revenue growth accounted for approximately 7.3 percent of the increase in the six-month period.
    Operating income was a first-half record at $73.6 million, an 18 percent increase above the $62.3 million reported for the same period a year earlier. Six-month operating income as a percentage of sales was 10.5 percent, compared with 10.2 percent a year ago. Record operating income during the first half of fiscal 2006 was primarily due to higher sales volume and improved operating margins on international contract manufacturing services and communications products.
    The company posted record EBITDA of $93.2 million for the first six months of the fiscal year, 14 percent higher than the $81.9 million reported for the first half of last year.
    Record earnings for the first six months of fiscal 2006 were up 32 percent to $33.0 million, or $1.15 per diluted share, on 28.6 million weighted average diluted shares outstanding(1). Earnings from continuing operations for the same six-month period a year earlier were $25.0 million, or $0.90 per diluted share, on 27.6 million weighted average diluted shares outstanding.
    Free cash flow for the first half of fiscal 2006 was approximately $18.7 million, compared with $35.0 million for the same period last year. The decrease in the six-month period was due to the effect of negative free cash flow in the first quarter of fiscal 2006, which resulted from higher tax payments, a $7.5 million payment in connection with the settlement of litigation(2) and higher interest expense as a result of the company's fiscal 2005 $200 million debt offering of 6-7/8 percent senior subordinated notes due 2013. Net cash provided by operating activities was $35.0 million, and capital asset expenditures were $16.3 million.

    Outlook

    DRS issued initial guidance for the third quarter of fiscal 2006, indicating it anticipates revenues of $370 million to $380 million, compared with $338.2 million in sales for the third quarter of fiscal 2005. For the quarter ending December 31, 2005, DRS expects diluted earnings per share of $0.63 to $0.65 on approximately 29.0 million weighted average diluted shares outstanding, compared with $0.60 in diluted earnings per share from continuing operations on 28.0 million shares outstanding for the third quarter last year.
    For fiscal 2006, the company upwardly adjusted guidance, which does not include the impact from the acquisition of Engineered Support Systems (ESSI), expected to close some time during the company's fiscal fourth quarter ending March 31, 2006. The company's new guidance included revenues of $1.50 billion to $1.53 billion, approximately 16 percent higher than fiscal 2005 sales. DRS continued to target an operating margin of approximately 11.0 percent. Without consideration for the ESSI acquisition, the company expects full-year diluted earnings per share of $2.55 to $2.60, based on weighted average diluted shares outstanding of approximately 28.8 million, an increase of approximately 23 percent over the $2.09 in diluted earnings per share from continuing operations in fiscal 2005. The company reiterated its guidance for fiscal 2006 free cash flow of $40 million to $50 million.
    "The strong performance achieved in the first half bodes well for the accomplishment of our objectives for the full fiscal year," stated Mr. Newman.
    DRS Technologies, headquartered in Parsippany, New Jersey, provides leading edge products and services to defense, government intelligence and commercial customers. Focused on defense technology, DRS develops and manufactures a broad range of mission critical systems. The company employs 6,000 people worldwide.
    For more information about DRS Technologies, please visit the company's web site at www.drs.com.

    SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to DRS Technologies' expectations for future financial performance, are not considered historical facts and are considered forward-looking statements under the federal securities laws. These statements may contain words such as "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. These statements are not guarantees of the Company's future performance and are subject to risks, uncertainties and other important factors that could cause actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements and include, without limitation, demand and competition for the Company's products and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings. Given these uncertainties, you should not rely on forward-looking statements. Such forward-looking statements speak only as of the date on which they were made, and the Company undertakes no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

    ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT: DRS Technologies and Engineered Support Systems intend to file with the Securities and Exchange Commission one or more registration statements on Form S-4 that will include a joint prospectus and proxy statement to stockholders of DRS Technologies, Inc. and Engineered Support Systems, Inc. and other relevant documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DRS TECHNOLOGIES AND ENGINEERED SUPPORT SYSTEMS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS TECHNOLOGIES, ENGINEERED SUPPORT SYSTEMS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, MO 63121, Attn: Investor Relations, and from DRS Technologies, Inc., 5 Sylvan Way, Parsippany, NJ 07054, Attn: Investor Relations. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Engineered Support Systems on its web site at http://www.engineeredsupport.com, and investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by DRS Technologies on its web site at http://www.drs.com. Engineered Support Systems, DRS Technologies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding DRS Technologies' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by DRS Technologies on June 30, 2005, and information regarding Engineered Support Systems' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Engineered Support Systems on January 31, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

    This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.




(1) Fiscal 2006 second quarter and six-month earnings and earnings per share reflect a favorable tax adjustment of $3.0 million and $0.10, respectively, primarily due to the final resolution of an audit by taxing authorities of the results of certain of the Company's previous fiscal years.

(2) On May 4, 2005, the Company entered into a settlement agreement with plaintiffs Miltope Corporation and IV Phoenix Group, Inc., pursuant to which the Company agreed to pay $7.5 million to the plaintiffs, and litigation involving the parties was resolved to their satisfaction, with the elimination of all outstanding claims. The Company recorded a $6.5 million charge during fiscal 2005 and a $1.0 million charge during fiscal 2004 related to the settlement. The settlement was paid during the first quarter of fiscal 2006.



    Note to Investors:

    DRS Technologies will host a conference call, which simultaneously will be broadcast live over the Internet. Mark S. Newman, chairman, president and chief executive officer, Richard A. Schneider, executive vice president and chief financial officer, and Patricia M. Williamson, vice president, corporate communications and investor relations, will host the call, which is scheduled for today, Friday, November 4, 2005 at 1:30 p.m. EST. Listeners can access the call live and archived by visiting DRS's web site at http://www.shareholder.com/drs or by visiting Thomson CCBN's institutional investor site at http://www.streetevents.com or individual investor center at http://www.fulldisclosure.com. Please allow 15 minutes prior to the call to visit one of these sites and download and install any necessary audio software.




                DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                 (Millions Except Earnings per Share)

                                                    Three Months Ended
                                                      September 30,
                                                    ------------------
                                                      2005(1)   2004
                                                      ------    ----
Revenues                                             $ 361.9  $ 318.1
Operating Income                                     $  38.6  $  33.8
Interest and Related Expenses                        $  12.3  $   9.0
Earnings from Continuing Operations
   before Income Taxes                               $  27.5  $  24.3
Income Tax Expense                                   $   8.6  $  10.4
Earnings from Continuing Operations(3)               $  19.0  $  14.0
Earnings from Discontinued Operations(2)             $     -  $   0.4
Net Earnings(3)                                      $  19.0  $  14.4
Basic Earnings per Share from
   Continuing Operations(3)                          $   .68  $   .52
Diluted Earnings per Share from
   Continuing Operations(3)                          $   .66  $   .50
Weighted Average Number of Shares of
   Common Stock Outstanding:
     Basic                                              27.7     27.1
     Diluted                                            28.7     27.8

                                                     Six Months Ended
                                                       September 30,
                                                    ------------------
                                                      2005(1)    2004
                                                      -------    ----
Revenues                                             $ 700.4  $ 609.2
Operating Income                                     $  73.6  $  62.3
Interest and Related Expenses                        $  24.5  $  18.0
Earnings from Continuing Operations
   before Income Taxes                               $  51.7  $  43.5
Income Tax Expense                                   $  18.7  $  18.6
Earnings from Continuing Operations(3)               $  33.0  $  25.0
Earnings from Discontinued Operations(2)             $     -  $   1.2
Net Earnings(3)                                      $  33.0  $  26.2
Basic Earnings per Share from
   Continuing Operations(3)                          $  1.20  $   .92
Diluted Earnings per Share from
   Continuing Operations(3)                          $  1.15  $   .90
Weighted Average Number of Shares of
   Common Stock Outstanding:
     Basic                                              27.6     27.0
     Diluted                                            28.6     27.6

(1) Fiscal 2006 second quarter and six-month results include the operations of Night Vision Equipment Co., Inc., DRS Codem Systems, Inc. and WalkAbout Computers, Inc., as a result of acquisitions by the Company on December 14, 2004, April 15, 2005 and June 27, 2005, respectively.

(2) Fiscal 2005 second quarter and six-month results reflect earnings from discontinued operations from the Company's DRS Broadcast
    Technology and DRS Weather Systems units, which were sold on March
    10, 2005.

(3) Fiscal 2006 second quarter and six-month earnings and earnings per share reflect a favorable tax adjustment of $3.0 million and $0.10, respectively, primarily due to the final resolution of an audit by taxing authorities of the results of certain of the Company's previous fiscal years.


                DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
                  NON-GAAP FINANCIAL DATA (UNAUDITED)
                             ($ Millions)

                                                   Three Months Ended
                                                     September 30,
                                                  --------------------
                                                    2005(1)     2004
                                                    -------     ----
Reconciliation of Non-GAAP Financial Data:
     Earnings from Continuing Operations(2)       $   19.0   $   14.0
     Income Taxes                                      8.6       10.4
     Interest Income                                  (2.1)      (0.2)
     Interest and Related Expenses                    12.3        9.0
     Amortization and Depreciation                    10.5       10.7
                                                  ---------  ---------
     EBITDA(3)                                    $   48.3   $   43.9
     Income Taxes                                     (8.6)     (10.4)
     Interest Income                                   2.1        0.2
     Interest and Related Expenses                   (12.3)      (9.0)
     Deferred Income Taxes                               -        0.5
     Changes in Assets and Liabilities, Net of
      Effects from Business Combinations and
      Divestitures                                    18.5        0.7
     Other, Net                                        1.5        2.0
                                                  ---------  ---------
     Net Cash Provided by Operating Activities of
      Continuing Operations                       $   49.5   $   27.9
     Capital Expenditures                             (9.9)      (6.2)
                                                  ---------  ---------
     Free Cash Flow(4)                            $   39.6   $   21.7


                                                    Six Months Ended
                                                     September 30,
                                                  --------------------
                                                    2005(1)    2004
                                                    -------    ----
Reconciliation of Non-GAAP Financial Data:
     Earnings from Continuing Operations(2)       $   33.0   $   25.0
     Income Taxes                                     18.7       18.6
     Interest Income                                  (3.9)      (0.3)
     Interest and Related Expenses                    24.5       18.0
     Amortization and Depreciation                    20.9       20.6
                                                  ---------  ---------
    EBITDA(3)                                     $   93.2   $   81.9
    Income Taxes                                     (18.7)     (18.6)
    Interest Income                                    3.9        0.3
    Interest and Related Expenses                    (24.5)     (18.0)
    Deferred Income Taxes                             (0.5)      (0.4)
    Changes in Assets and Liabilities, Net of
     Effects from Business Combinations and
     Divestitures                                    (22.1)      (0.7)
     Other, Net                                        3.7        4.1
                                                  ---------  ---------
     Net Cash Provided by Operating
         Activities of Continuing Operations      $   35.0   $   48.6
     Capital Expenditures                            (16.3)     (13.6)
                                                  ---------  ---------
     Free Cash Flow(4)                            $   18.7   $   35.0

(1) Fiscal 2006 second quarter and six-month results include the operations of Night Vision Equipment Co., Inc., DRS Codem Systems, Inc. and WalkAbout Computers, Inc., as a result of acquisitions by the Company on December 14, 2004, April 15, 2005 and June 27, 2005, respectively.

(2) Fiscal 2006 second quarter and six-month earnings and earnings per share reflect a favorable tax adjustment of $3.0 million and $0.10, respectively, primarily due to the final resolution of an audit by taxing authorities of the results of certain of the Company's previous fiscal years.

(3) The Company defines EBITDA as net earnings from continuing operations before net interest and related expenses (primarily amortization of debt issuance costs), income taxes, depreciation and amortization. The Company believes that the most directly comparable GAAP financial measure to EBITDA is net cash provided by operating activities of continuing operations. The preceding tables present the components of EBITDA and a reconciliation of EBITDA to net cash provided by operating activities of continuing operations. EBITDA is presented as additional information because we believe it to be a useful indicator of an entity's debt capacity and its ability to service its debt. EBITDA is not a substitute for operating income, net earnings or net cash flows provided by operating activities of continuing operations, as determined in accordance with generally accepted accounting principles. EBITDA is not a complete net cash flow measure because EBITDA is a measure of liquidity that does not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital, business acquisitions and capital expenditures, pay its income taxes and fund its discontinued operations. Rather, EBITDA is one potential indicator of an entity's ability to fund these cash requirements. EBITDA also is not a complete measure of an entity's profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses, income taxes and the results of operations of discontinued operations. EBITDA, as we define it, may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define EBITDA in the same manner.

(4) The Company discloses free cash flow because the Company believes that it is a measurement of cash flow generated that is available for investing and financing activities. Free cash flow is defined as net cash provided by operating activities of continuing operations less capital expenditures. Free cash flow represents cash generated after paying for interest on borrowings, income taxes, capital expenditures and changes in working capital, but before repaying outstanding debt and investing cash to acquire businesses, making other strategic investments and funding discontinued operations. Thus, key assumptions underlying free cash flow are that the Company will be able to refinance its existing debt when it matures with new debt, and that the Company will be able to finance any new acquisitions it makes by raising new debt or equity capital. Free cash flow, as we define it, may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define free cash flow in the same manner.


                                   Three Months Ended Six Months Ended
                                     September 30,     September 30,
                                   ------------------ ----------------
                                     2005(1)   2004    2005(1)  2004
                                     -------   ----    -------  ----
Organic Growth Calculation:
     Total Revenues                 $  361.9  $318.1  $ 700.4  $609.2
     Less Revenues from Acquisitions
      Owned Less Than One Year         (25.9)      -    (47.0)      -
                                    --------- ------  -------- -------
     Organic Revenues               $  336.0  $318.1  $ 653.4  $609.2

     Organic Revenue Growth(2)           5.6%             7.3%

(1) Fiscal 2006 second quarter and six-month results include the operations of Night Vision Equipment Co., Inc., DRS Codem Systems, Inc. and WalkAbout Computers, Inc., as a result of acquisitions by the Company on December 14, 2004, April 15, 2005 and June 27, 2005, respectively.

(2) Certain investors consider organic revenue growth to be an important metric in assessing a company's reported revenues from period to period. We define organic revenues as revenues recorded by DRS's subsidiaries once they are owned by the Company for at least twelve months and exclude revenues of divested and discontinued subsidiaries for all periods. Organic growth, as we define it, may differ from similarly named measures used by other entities and, consequently, could be misleading, unless all entities calculate and define organic growth in the same manner.


                DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
              SECOND QUARTER SEGMENT RESULTS (UNAUDITED)
                             ($ Millions)

                                                    Three Months Ended
                                                        September 30,
                                                   -------------------
                                                      2005      2004
                                                   --------- ---------
C4I Group(1)                                       $  194.4  $  168.1
Surveillance & Reconnaissance Group(2)                167.5     150.0
----------------------------------------------------------------------
Consolidated                                       $  361.9  $  318.1
----------------------------------------------------------------------

Operating Income
C4I Group(1)                                       $   19.7  $   17.5
Surveillance & Reconnaissance Group(2)                 21.1      16.3
Other                                                  (2.2)        -
----------------------------------------------------------------------
Consolidated                                       $   38.6  $   33.8
----------------------------------------------------------------------

Operating Margin
C4I Group(1)                                           10.1%     10.4%
Surveillance & Reconnaissance Group(2)                 12.6%     10.9%
Consolidated                                           10.7%     10.6%
----------------------------------------------------------------------

Bookings
C4I Group(1)                                       $  215.8  $  178.1
Surveillance & Reconnaissance Group(2)                382.2     157.6
----------------------------------------------------------------------
Consolidated                                       $  598.0  $  335.7
----------------------------------------------------------------------

Backlog
C4I Group(1)                                       $  692.1  $  623.6
Surveillance & Reconnaissance Group(2)              1,039.9     641.5
----------------------------------------------------------------------
Consolidated                                       $1,732.0  $1,265.1
----------------------------------------------------------------------

(1) Fiscal 2006 second quarter results include the operations of DRS Codem Systems, Inc. and WalkAbout Computers, Inc., as a result of acquisitions by the Company on April 15, 2005 and June 27, 2005, respectively.

(2) Fiscal 2006 second quarter results include the operations of Night Vision Equipment Co., Inc., as a result of its acquisition by the Company on December 14, 2004.


                DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
                 SIX-MONTH SEGMENT RESULTS (UNAUDITED)
                             ($ Millions)

                                                     Six Months Ended
                                                       September 30,
                                                   -------------------
                                                      2005      2004
                                                   --------- ---------
Revenues
C4I Group(1)                                       $  384.9  $  326.7
Surveillance & Reconnaissance Group(2)                315.5     282.5
----------------------------------------------------------------------
Consolidated                                       $  700.4  $  609.2
----------------------------------------------------------------------

Operating Income
C4I Group(1)                                       $   39.2  $   32.6
Surveillance & Reconnaissance Group(2)                 36.8      29.7
Other                                                  (2.4)        -
----------------------------------------------------------------------
Consolidated                                       $   73.6  $   62.3
----------------------------------------------------------------------

Operating Margin
C4I Group(1)                                           10.2%     10.0%
Surveillance & Reconnaissance Group(2)                 11.7%     10.5%
Consolidated                                           10.5%     10.2%
----------------------------------------------------------------------

Bookings
C4I Group(1)                                       $  451.7  $  326.9
Surveillance & Reconnaissance Group(2)                666.8     352.1
----------------------------------------------------------------------
Consolidated                                       $1,118.5  $  679.0
----------------------------------------------------------------------

Backlog
C4I Group(1)                                       $  692.1  $  623.6
Surveillance & Reconnaissance Group(2)              1,039.9     641.5
----------------------------------------------------------------------
Consolidated                                       $1,732.0  $1,265.1
----------------------------------------------------------------------

(1) Fiscal 2006 six-month results include the operations of DRS Codem Systems, Inc. and WalkAbout Computers, Inc., as a result of acquisitions by the Company on April 15, 2005 and June 27, 2005, respectively.

(2) Fiscal 2006 six-month results include the operations of Night
    Vision Equipment Co., Inc., as a result of its acquisition by the Company on December 14, 2004.


                DRS TECHNOLOGIES, INC. AND SUBSIDIARIES
         CONDENSED CONSOLIDATED BALANCE SHEET DATA (UNAUDITED)
                             ($ Thousands)

                                              September 30,  March 31,
                                                   2005        2005
                                               ----------- -----------
Assets
Cash and Cash Equivalents                      $  257,254  $  306,852
Other Current Assets                              517,645     488,187
----------------------------------------------------------------------
Total Current Assets                              774,899     795,039
----------------------------------------------------------------------
Property, Plant and Equipment, Net                144,062     143,264
Goodwill, Intangibles and Other Assets            953,007     948,338
----------------------------------------------------------------------
Total Assets                                   $1,871,968  $1,886,641
----------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Installments of Long-Term Debt         $    2,600  $    2,652
Accounts Payable and Other Current Liabilities    381,969     412,583
----------------------------------------------------------------------
Total Current Liabilities                         384,569     415,235
----------------------------------------------------------------------
Long-Term Debt, Excluding Current Installments    705,775     727,611
Other Liabilities                                  65,167      72,367
Stockholders' Equity                              716,457     671,428
----------------------------------------------------------------------
Total Liabilities and Stockholders' Equity     $1,871,968  $1,886,641
----------------------------------------------------------------------

    CONTACT: DRS Technologies, Inc.
             Patricia M. Williamson, 973-898-1500